SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

August 4, 2005

The Registrant is pleased to announce is pleased to announce that its subsidiary. Minco Mining (China) Corporation, has been granted three exploration licenses by the Ministry of Land and Resources of China. The three exploration licences are located in the Sanzhou Basin, Guangdong Province, China.  Two exploration licenses, the Luoke-Jilingang (75.55 sq.km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq.km, cover the major part of the Northeast-trending Fuwan Silver Belt which hosts the known gold and silver occurrences in the Sanzhou Basin, including the Company’s Fuwan Silver and Changkeng Gold properties.  Please refer to the Company’s website for a map of the location of the licenses. Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several Ag-Cu-Pb-Zn occurrences.  Exploration work is quite limited in this area.

Minco Mining (China) acquired the above properties on behalf of Minco Silver Corporation. Minco Silver has now acquired exploration licences covering the whole Fuwan silver belt. The Company will be preparing an updated 43-101 Report for the Fuwan Silver property as well as the newly acquired areas.  It is believed that the acquisitions of the above three properties will greatly enhance the Company’s assets in the Sanzhou Basin.

2.

Exhibits

2.1

News Release dated August 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    August 4, 2005

William Meyer

Chairman & Director

(Page 2)

Exhibit 2.1

TSX: MMM
For Immediate Release	August 4, 2005

NEWS RELEASE

MINCO SILVER CORPORATION ACQUIRS THREE NEW LICENCES IN THE FUWAN SILVER BELT

Minco Mining & Metals Corporation (TSX: MMM) (the "Company") is pleased to announce that its subsidiary. Minco Mining (China) Corporation, has been granted three exploration licenses by the Ministry of Land and Resources of China. The three exploration licences are located in the Sanzhou Basin, Guangdong Province, China.  Two exploration licenses, the Luoke-Jilingang (75.55 sq.km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq.km, cover the major part of the Northeast-trending Fuwan Silver Belt which hosts the known gold and silver occurrences in the Sanzhou Basin, including the Company’s Fuwan Silver and Changkeng Gold properties.  Please refer to the Company’s website for a map of the location of the licenses. Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several Ag-Cu-Pb-Zn occurrences.  Exploration work is quite limited in this area.

Minco Mining (China) acquired the above properties on behalf of Minco Silver Corporation. Minco Silver has now acquired exploration licences covering the whole Fuwan silver belt. The Company will be preparing an updated 43-101 Report for the Fuwan Silver property as well as the newly acquired areas.  It is believed that the acquisitions of the above three properties will greatly enhance the Company’s assets in the Sanzhou Basin.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman & Director

AGORA Investor Relations Corp.

Boardmarker Consultancy Group Inc.

MMM@agoracom.com

T:  403-517-2270

www.agoracom.com

F:  403-517-2289

E: ir@boardmarker.net

 www.boardmarker.net

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.